Exhibit 99.1

PRELIMINARY NOTE

The unaudited interim condensed Consolidated Financial Statements for the three- and six-month period ended June 30, 2026, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, the nature of clinical trials (including whether such clinical trials will be registration-enabling), timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to the macro-economic environment; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes, our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 05, 2026 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics”, “we”, “our”, “us”, “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited interim condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics US Inc.

Unaudited Interim Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
		(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	4	9,144	4,737	16,756	23,318
Research and development expenses		(62,411)	(45,106)	(121,597)	(87,014)
General and administrative expenses		(13,937)	(12,780)	(28,450)	(24,847)
Other income		—	22	24	41
Operating result		(67,204)	(53,127)	(133,267)	(88,502)
Change in fair value of liabilities for warrants	5	—	133	—	1,730
Other financial income	5	4,802	4,421	13,341	10,685
Other financial expenses	5	(364)	(22,776)	(602)	(36,113)
Financial result		4,438	(18,222)	12,739	(23,698)
Loss before taxes		(62,766)	(71,349)	(120,528)	(112,200)
Taxes on income	6	274	1,001	222	1,996
Net loss		(62,492)	(70,348)	(120,306)	(110,204)
Net loss per share:	16
Basic		(0.46)	(0.58)	(0.89)	(0.91)
Diluted		(0.46)	(0.58)	(0.89)	(0.91)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
		(Euros in thousands)		(Euros in thousands)
Net loss		(62,492)	(70,348)	(120,306)	(110,204)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations		1,191	(5,833)	3,066	(8,544)
Total comprehensive loss for the period		(61,301)	(76,181)	(117,240)	(118,748)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	June 30, 2026	December 31, 2025
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	15	232,459	345,918
Other financial assets	15	160,891	123,419
Accounts receivables	15	5,629	6,099
Other current assets	8	30,213	28,572
Total current assets		429,192	504,008
Non-current assets
Property, plant and equipment	9	39,981	42,111
Intangible assets	9	1,562	1,582
Right-of-use assets	9	11,717	12,786
Other non-current assets	8	3,283	1,850
Total non-current assets		56,543	58,329
Total assets		485,735	562,337
Liabilities and shareholders’ equity
Current liabilities
Provisions	10	5,901	—
Accounts payables	11	33,155	18,832
Deferred revenue	4	9,567	15,816
Lease liabilities	15	2,666	2,757
Other current liabilities	12	5,664	5,607
Total current liabilities		56,953	43,012
Non-current liabilities
Deferred revenue	4	13,632	18,541
Lease liabilities	15	11,940	12,878
Deferred tax liabilities	6	3,585	3,807
Total non-current liabilities		29,157	35,226
Shareholders’ equity
Share capital	13	1,367	1,341
Share premium	13	1,310,078	1,277,338
Accumulated deficit	13	(906,294)	(785,988)
Other reserves	13	(5,526)	(8,592)
Total shareholders’ equity		399,625	484,099
Total liabilities and shareholders’ equity		485,735	562,337

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Cash Flows of Immatics N.V.

		Six months ended June 30,
		2026	2025
		(Euros in thousands)
Cash flows from operating activities
Net loss		(120,306)	(110,204)
Taxes on income	6	(222)	(1,996)
Loss before tax		(120,528)	(112,200)
Adjustments for:
Interest income	5	(6,867)	(9,719)
Depreciation and amortization		5,777	6,166
Interest expenses	5	415	493
Equity-settled share-based payment	7	10,977	8,471
Net foreign exchange differences and expected credit losses		(6,833)	34,241
Change in fair value of liabilities for warrants	5	—	(1,730)
Loss from disposal of fixed assets		48	40
Changes in:
Decrease in accounts receivables	15	610	3,894
Increase in other assets		(1,260)	(277)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	4,10,11,12	9,876	(15,534)
Interest received		7,022	18,012
Interest paid	5	(415)	(493)
Income tax paid	6	(1,326)	(5,445)
Income tax refunded	6	—	820
Net cash used in operating activities		(102,504)	(73,261)
Cash flows from investing activities
Payments for property, plant and equipment	9	(1,634)	(4,503)
Payments for intangible assets		—	(190)
Proceeds from disposal of property, plant and equipment		27	47
Payments for investments classified in other financial assets		(140,165)	(280,651)
Proceeds from maturity of investments classified in other financial assets		105,535	396,353
Net cash provided by/(used in) investing activities		(36,237)	111,056
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	13	22,330	9
Transaction costs deducted from equity	13	(542)	—
Payments of lease liabilities	15	(1,483)	(1,473)
Net cash provided by/(used in) financing activities		20,305	(1,464)
Net increase/(decrease) in cash and cash equivalents		(118,436)	36,331
Cash and cash equivalents at the beginning of the period		345,918	236,748
Effects of exchange rate changes and expected credit losses on cash and cash equivalents		4,977	(16,444)
Cash and cash equivalents at the end of the period		232,459	256,635

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2025		1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss		—	—	—	(8,544)	(8,544)
Net loss		—	—	(110,204)	—	(110,204)
Comprehensive loss for the period		—	—	(110,204)	(8,544)	(118,748)
Equity-settled share-based compensation	7	—	8,471	—	—	8,471
Share options exercised	13	—	9	—	—	9
Balance as of June 30, 2025		1,216	1,170,616	(699,745)	(7,513)	464,574
Balance as of January 1, 2026		1,341	1,277,338	(785,988)	(8,592)	484,099
Other comprehensive income		—	—	—	3,066	3,066
Net loss		—	—	(120,306)	—	(120,306)
Comprehensive income/(loss) for the period		—	—	(120,306)	3,066	(117,240)
Equity-settled share-based compensation	7	—	10,977	—	—	10,977
Share options exercised	13	1	636	—	—	637
Issue of share capital – net of transaction costs	13	25	21,127	—	—	21,152
Balance as of June 30, 2026		1,367	1,310,078	(906,294)	(5,526)	399,625

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH (“Immatics GmbH”) and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology company that is primarily engaged in the research and development of PRAME-directed immunotherapies that harness the power of T cells for the treatment of cancer patients.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

These unaudited interim condensed consolidated financial statements of the Group for the three and six month period ended June 30, 2026, were authorized for issue by the Audit Committee of Immatics N.V. on August 18, 2026.

2. Material accounting policies

Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025 have been prepared on a going concern basis in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”).

In accordance with IAS 34, the unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the IFRS Interpretations Committee (“IFRIC® Interpretations”). In these notes to the unaudited interim condensed consolidated financial statements, information is provided primarily on the items for which there have been significant changes compared with the consolidated financial statements of the Group for the year ended December 31, 2025.

The functional currency of Immatics N.V. and Immatics GmbH is the Euro and the functional currency of Immatics US, Inc. is the U.S. dollar. Transactions in foreign currencies are initially recorded by the Group’s entities at the spot exchange rate on the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currency at the closing rate at the reporting date. Non‑monetary items measured at historical cost are translated using the exchange rate at the date of the transaction. Non‑monetary items measured at fair value are translated using the exchange rate at the date when the fair value was determined. Exchange differences arising on the settlement or translation of monetary items are recognized in profit or loss. For purpose of translating the results and financial position of Immatics US, Inc. into Euro, assets and liabilities are translated at the closing rate at the reporting date, income and expenses are translated at average exchange rates for the period and equity components are translated at historical exchange rates. Resulting exchange differences are recognized in other comprehensive income. The information presented in these financial statements may contain rounding differences. Therefore, columns and rows within tables may not add due to rounding. Percentages have been calculated using actual, non-rounded figures.

The following exchange rates from the European Central Bank are used for the unaudited interim condensed consolidated financial statements of the Group as of June 30 and for the three and six months ended June 30:

	Euros per U.S. Dollar
	2026	2025
Spot rate as of June 30,	0.8777	0.8532
Spot rate as of March 31,	0.8697	0.9246
Spot rate as of December 31,	—	0.8511
Average rate three months ended June 30	0.8599	0.8820
Average rate six months ended June 30,	0.8572	0.9152
Average rate three months ended March 31,	0.8545	0.9503

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025. The new and amended standards and interpretations applicable for the first time as of January 1, 2026, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2025, had no impact on the unaudited interim condensed consolidated financial statements of the Group for the three and six months ended June 30, 2026.

Estimates and assumptions have to be made in the unaudited interim condensed consolidated financial statements as of June 30, 2026. These have an impact on the amounts and disclosures of the recognized assets and liabilities, income and expenses, and contingent liabilities. The estimates and judgments are essentially unchanged from the circumstances described in the consolidated financial statements of the Group for the year ended December 31, 2025. New developments may result in amounts deviating from the original estimates. These possible developments are outside the sphere of influence of the management.

New Standards

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” (hereinafter ”IFRS 18“) was issued to achieve comparability of the financial performance of similar entities. In the first half of fiscal year 2026, the Group continued its project to implement IFRS 18. IFRS 18 replaces the previous standard, IAS 1, ”Presentation of Financial Statements“ (hereinafter ”IAS 1"). The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements and requires retrospective application. The Group does not intend to early adopt IFRS 18 and will apply the standard for the first time in its consolidated financial statements for the fiscal year beginning January 1, 2027.

With the introduction of IFRS 18, the future structure of the Group’s Consolidated Statement of Profit or Loss and related notes will change significantly – while the classification of expenses according to their function within the Group will remain fundamentally unchanged. In the future, the Group’s revenues and expenses will be categorized based on new definitional requirements, including the three main categories: “operating activities,” “investing activities,” and “financing activities.”

Due to the definitional requirements of the relevant main categories under IFRS 18, there will be shifts within the categories compared to the previous breakdown of the income statement into “Operating result” and “Financial result”. This applies, for example, to foreign currency effects and income from cash and cash equivalents. In addition to the resulting reclassifications within the categories, the Group’s Consolidated Statement of Profit or Loss must report the two subtotals defined in IFRS 18 – “Operating profit or loss” and “'Profit or loss before financing and income tax” – beginning with the fiscal year 2027.

In addition to the structural changes in the Group’s Consolidated Statement of Profit or Loss, current estimates indicate that there may also be minor changes regarding the presentation of the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows. In the Consolidated Statement of Cash Flows we expect the interest received and interest paid to be presented in investing and financing activities.

IFRS 18 also establishes, for the first time, disclosure requirements for so-called management-defined performance measures (MPMs). The standard will also require certain MPMs to be explained, reconciled and included in a separate note within the consolidated financial statements. Management is currently assessing the requirement for MPMs for the Group according to IFRS 18.

3. Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of PRAME-directed immunotherapies that harness the power of T cells for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

4. Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of June 30, 2026, the Group had two revenue-generating strategic collaboration agreements in place, one with ModernaTX, Inc. (“Moderna”) and one agreement with Bristol-Myers-Squibb (“BMS”).

Under IFRS 15, the Group applies significant judgement when evaluating whether the obligations under the collaboration agreements represent one or more combined performance obligations, the determination of the transaction price and the allocation of the transaction price to identified performance obligations.

Revenue from collaboration agreements was realized with the following partners:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Revenue from collaboration agreements:
Moderna, United States	6,488	3,795	13,913	18,197
BMS, United States	2,656	942	2,843	5,121
Total	9,144	4,737	16,756	23,318

As of June 30, 2026, other than the achievement and recognition of a €4.3 million ($5.0 million) milestone for Advanced TCER Activities related to the Moderna agreement in December 2025 and of a €0.5 million milestone for Database Activities related to the Moderna agreement recognized during the three months ended June 30, 2026, the Group has not recognized any significant royalty or milestone revenue under the collaboration agreements. As of June 30, 2026, Immatics has not received any royalty payments in connection with the collaboration agreements. The Group plans to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract.

The revenue from the remaining collaboration agreements with BMS and Moderna is recognized over time on a cost-to-cost basis. During the three months ended June 30, 2026 and June 30, 2025, €6.5 million and €3.8 million revenue was recognized for the Moderna collaboration agreement, respectively. For the collaboration agreement with BMS revenue of €2.7 million and €0.9 million was recognized during the three months ended June 30, 2026 and June 30, 2025, respectively. During the six months ended June 30, 2026 and June 30, 2025, €13.9 million and €18.2 million revenue was recognized for the Moderna collaboration agreement, respectively. For the collaboration agreement with BMS revenue of €2.8 million and €5.1 million was recognized during the six months ended June 30, 2026 and June 30, 2025, respectively.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	June 30, 2026	December 31, 2025
	(Euros in thousands)
Current	9,567	15,816
Non-current	13,632	18,541
Total	23,199	34,357

Deferred revenues are contract liabilities within the scope of IFRS 15.

5. Financial result

Financial income and financial expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Change in fair value of liabilities of warrants	—	133	—	1,730
Interest income	3,287	4,256	6,867	9,719
Foreign currency gains	1,461	116	6,451	167
Gains on other financial instruments	54	49	23	799
Other financial income	4,802	4,421	13,341	10,685
Interest expenses	(203)	(244)	(415)	(493)
Foreign currency losses	(161)	(22,532)	(187)	(35,620)
Other financial expenses	(364)	(22,776)	(602)	(36,113)
Financial result	4,438	(18,222)	12,739	(23,698)

The Company’s public warrants expired on July 1, 2025. As a result, the related liabilities for warrants were derecognized from the Consolidated Statement of Financial Position with a respective impact on the Consolidated Statement of Loss on that date.

The fair value of the warrants decreased from €0.24 ($0.25) per warrant as of December 31, 2024 to €0.02 ($0.02) as of March 31, 2025 and decreased to €0.00 ($0.00) as of June 30, 2025. The result is a decrease in fair value of liabilities for warrants of €0.1 million and a corresponding income for the three months ended June 30, 2025 and a decrease in fair value of liabilities for warrants of €1.7 million and a corresponding income for the six months ended June 30, 2025.

Interest income mainly results from short-term deposits as well as cash and cash equivalents. Interest expenses mainly result from leases.

Foreign currency gains and losses mainly consist of gains and losses in connection with our USD holdings of cash and cash equivalents as well as short-term deposits in Immatics N.V. and Immatics GmbH.

Gains on other financial instruments include expected credit income on cash and cash equivalents and other financial assets for the three and six months ended June 30, 2026 and 2025.

6. Income Tax

The following table illustrates the current and deferred taxes for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Current income tax	—	—	—	—
Deferred income tax	274	1,001	222	1,996
Taxes on income	274	1,001	222	1,996

During the three and six months ended June 30, 2026 and 2025, the Group generated a net loss. Correspondingly the Group did not recognize a current income tax expense and no equivalent current tax liability for the three and six months ended June 30, 2026 and 2025.

During the three months ended June 30, 2026 and 2025, the deferred tax liability decreased by €0.3 million and €1.0 million and during the six months ended June 30, 2026 and 2025 by €0.2 million and €2.0 million, respectively, due to a decrease in temporary differences and correspondingly the Group recognized a deferred income tax benefit.

Immatics paid income tax of €1.3 million during the six months ended June 30, 2026, for income tax prepayments that the Group expects to claim back in full.

Immatics did not receive an income tax refund during the six months ended June 30, 2026, related to income tax prepayments made in prior periods.

The Group calculated the current income tax expense based on the taxable income for the respective period. The Group took into account the tax losses carried forward that can be used to offset the taxable income generated for the purpose of income tax calculation for each entity. In accordance with §10d para 2 EStG (German income tax code), 70% (corporate tax) / 60% (trade tax) of income of a given year can be offset with tax losses carried forward. Accordingly, 30% / 40% of the income before tax is subject to income tax. Due to the limitations on ability to offset deferred tax liabilities with tax losses carried forward in accordance with §10d para 2 EStG, Immatics N.V. and Immatics GmbH need to account for all deferred tax liabilities for taxable temporary differences whereas deferred tax assets on losses carried forward can only be recognized to a certain percentage.

Since Immatics N.V., Immatics GmbH and Immatics US, Inc. did not generate taxable income during the three and six months ended June 30, 2026 and 2025, no current income tax expense is recognized, respectively.

During the three and six months ended June 30, 2026 and 2025, the Group’s German operations were subject to a statutory tax rate of 30.6% and 30.2%, respectively, and the Group’s U.S. operations were subject to a federal corporate income tax rate of 21%.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

7. Share-based payments

Immatics N.V. has five share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). This plan was complemented by the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”) which was approved by the Immatics shareholders at the Annual General Meeting on June 13, 2022. At the Annual General Meeting on June 20, 2024, Immatics shareholders approved the Company’s 2024 stock option and incentive plan (“2024 Equity Plan”). At the Annual General Meeting on June 18, 2025, Immatics shareholders approved the Company’s 2025 stock option and incentive plan (“2025 Equity Plan”). At the Annual General Meeting on June 18, 2026, Immatics shareholders approved the Company’s 2026 stock option and incentive plan (“2026 Equity Plan”). The 2026 Equity Plan allows the company to grant additional options and restricted stock units.

Under the 2020 Equity Plan, the 2022 Equity Plan, the 2024 Equity Plan and the 2025 Equity Plan, directors, management and employees have been granted different types of options, all of which are equity-settled transactions. As of June 30, 2026, no awards were granted under the 2026 Equity Plan.

Under the plans, the Company has the settlement choice for all options granted and has no present obligation to settle in cash, therefore, all options are treated as equity-settled transactions.

Granted options shall accelerate and become vested and exercisable in full immediately prior to and subject to the consummation of a sale event, which was not deemed probable as of June 30, 2026 and 2025, respectively.

Service Options

Under the 2020 Equity Plan, the 2022 Equity Plan, the 2024 Equity Plan, and the 2025 Equity Plan, Immatics issues employee stock options with a service requirement (“Service Options”) to acquire shares of Immatics N.V. The service-based options for employees including management will vest on a four-year time-based quarterly vesting schedule with a one-year cliff period. Under the 2022 Equity Plan and the 2024 Equity Plan, service options granted based on initial election to the Board will vest on a three-year time-based quarterly vesting schedule and annual service options for members of the Board will vest entirely after one year. Service Options are granted on a recurring basis. The Company granted Service Options, which were accounted for using the respective grant date fair value.

Immatics applied a Black-Scholes pricing model to determine the fair value of the Service Options, with a weighted average fair value of $6.66 per Service Option granted during the six months ended June 30, 2026 and used the following weighted average assumptions:

	Three months ended June 30, 2026	Six months ended June 30, 2026
Exercise price in USD	$9.48	$9.35
Underlying share price in USD	$9.48	$9.35
Volatility	78.96%	80.28%
Time period (years)	5.68	6.04
Risk-free rate	4.14%	3.87%
Dividend yield	0.00%	0.00%

Service Options outstanding as of June 30, 2026:

	2026
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1, 2026	9.35	11,889,848
Service Options granted in 2026	9.35	3,668,400
Service Options forfeited in 2026	7.77	131,258
Service Options exercised in 2026	6.78	107,065
Service Options expired in 2026	11.12	13,987
Service Options outstanding on June 30, 2026	9.38	15,305,938
Service Options exercisable on June 30, 2026	9.73	8,264,215
Weighted average remaining contract life (years)	7.53

Performance-Based Options (“PSUs”)

In addition, at the initial listing on Nasdaq, certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

The Company did not grant PSUs during the three and six months ended June 30, 2026.

PSUs outstanding as of June 30, 2026:

	2026
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1, 2026	10.10	3,668,000
PSUs granted in 2026	—	—
PSUs forfeited in 2026	—	—
PSUs outstanding on June 30, 2026	10.10	3,668,000
PSUs exercisable on June 30, 2026	10.09	1,215,378
Weighted average remaining contract life (years)	4.10

Restricted Stock Units ("RSUs")

Under the 2025 Equity Plan, Immatics issues employee RSUs with a service requirement to obtain shares of Immatics N.V. The RSUs for all employees will vest in four equal annual installments upon satisfaction of service requirements.

During the three and six months ended June 30, 2026, Immatics granted 163,000 and 1,233,080 RSUs, which are accounted for using the respective grant date fair value.

RSUs outstanding as of June 30, 2026:

	2026
	Weighted average grant date fair value in USD	Number
RSUs outstanding on January 1, 2026	—	—
RSUs granted in 2026	9.43	1,233,080
RSUs outstanding on June 30, 2026	9.43	1,233,080
Weighted average remaining contract life (years)	3.58

Total share-based compensation expenses:

The Group recognized total employee-related share-based compensation expenses from all plans, during the three and six months ended June 30, 2026 and 2025 as set out below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)
Research and development expenses	(3,050)	(2,066)	(6,191)	(4,220)
General and administrative expenses	(2,018)	(2,075)	(4,786)	(4,251)
Total share-based compensation expenses	(5,068)	(4,141)	(10,977)	(8,471)

Additional fully vested outstanding awards

Immatics GmbH previously issued share-based awards to employees under former Equity plans. As part of the initial listing on Nasdaq, all outstanding awards were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. These awards are fully vested and no additional expense is recognized.

Matching Stock Options outstanding as of June 30, 2026:

	2026
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1, 2026	10.00	1,290,682
Matching Stock Options forfeited in 2026	—	—
Matching Stock Options exercised in 2026	—	—
Matching Stock Options expired in 2026	10.00	140
Matching Stock Options outstanding on June 30, 2026	10.00	1,290,542
Matching Stock Options exercisable on June 30, 2026	10.00	1,290,542
Weighted average remaining contract life (years)	4.00

Converted Options outstanding as of June 30, 2026:

	2026
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1, 2026	2.97	457,715
Converted Options forfeited in 2026	—	—
Converted Options exercised in 2026	1.13	11,480
Converted Options expired in 2026	—	—
Converted Options outstanding on June 30, 2026	3.02	446,235
Converted Options exercisable on June 30, 2026	3.02	446,235
Weighted average remaining contract life (years)	1.51

8. Other current and non-current assets

Other current assets consist of the following:

	As of
	June 30, 2026	December 31, 2025
	(Euros in thousands)
Prepaid expenses	10,586	12,920
Value added tax receivables	1,035	782
Other assets	18,592	14,870
Total	30,213	28,572

Prepaid expenses include expenses for the supply of lentiviral vector of €1.1 million as of June 30, 2026 and €2.7 million as of December 31, 2025, respectively, of which €0.9 million is attributable to an upfront payment pursuant to the execution of a commercial supply agreement for anzu-cel. In addition, prepaid expenses include expenses for licenses and software of €4.4 million as of June 30, 2026 and €3.4 million as of December 31, 2025 and prepaid maintenance expenses of €1.5 million as of June 30, 2026 and €1.0 million as of December 31, 2025. The remaining prepaid expenses of €3.6 million as of June 30, 2026 and €5.8 million as of December 31, 2025 are mainly prepayments for clinical research organizations, insurance and other services.

Other assets include capitalized capital gains tax and tax research allowance of €15.6 million as of June 30, 2026 and €13.0 million as of December 31, 2025.

Other non-current assets consist of the following:

	As of
	June 30, 2026	December 31, 2025
	(Euros in thousands)
Prepaid expenses	2,583	1,081
Other assets	700	769
Total	3,283	1,850

9. Property, plant and equipment, intangible assets and Right-of-use assets

During the six months ended June 30, 2026 and June 30, 2025, the Group acquired property, plant and equipment and intangible assets in the amount of €1.2 million and €5.4 million, respectively.

The Group’s additions include leasehold improvements, lab equipment, office equipment and computer equipment for the research and commercial GMP manufacturing facility construction in Houston, Texas of €0.6 million and €4.1 million for the six months ended June 30, 2026 and June 30, 2025, respectively.

During the six months ended June 30, 2026, there was no material addition in right-of-use assets and corresponding lease liability. During the six months ended June 30, 2025, there was an addition of €3.2 million in right-of-use assets and corresponding lease liability for the new research facility in Tübingen, Germany.

The unpaid investments decreased from €0.5 million as of December 31, 2025 to €0.1 million as of June 30, 2026 which is accounted for in accounts payables.

10. Provisions

Provisions consist of the following:

	As of
	June 30, 2026	December 31, 2025
	(Euros in thousands)
Provision for bonuses	5,901	—
Total	5,901	—

This balance sheet item relates to provisions for the Group’s annual employee bonuses, which are paid at year end.

11. Accounts payables

Accounts payables consist of the following:

	As of
	June 30, 2026	December 31, 2025
	(Euros in thousands)
Trade payables	6,241	340
Accrued liabilities	26,914	18,492
Total	33,155	18,832

Accounts payables are non-interest-bearing and are due within one year. The carrying amounts of accounts payables represent fair values due to their short-term nature.

12. Other current liabilities

Other current liabilities consist of the following:

	As of
	June 30, 2026	December 31, 2025
	(Euros in thousands)
Accrual for vacation and overtime	2,810	1,707
Payroll tax	834	2,318
Income tax liability	31	32
Other liabilities	1,989	1,550
Total	5,664	5,607

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represent fair values due to their short-term nature.

13. Shareholders’ equity

As of June 30, 2026 and December 31, 2025, the total number of ordinary shares of Immatics N.V. outstanding is 136,689,977 and 134,071,432 with a par value of €0.01, respectively.

On March 12, 2026, the Group issued 2,500,000 ordinary shares within the At-the-Market Offering Program ("ATM") with Leerink Partners LLC with a price of €8.68 ($10.02) per ordinary share. The Group received gross proceeds of €21.6 million ($25.0 million) less transaction costs of €0.5 million ($0.6 million), resulting in an increase in share capital of €25.0 thousand and share premium of €21.1 million.

Additionally, the number of ordinary shares increased during the six months ended June 30, 2026, due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €1 thousand and share premium of €0.6 million.

The number of ordinary shares increased during the six months ended June 30, 2025, due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €0.1 thousand and share premium of €8.6 thousand.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s U.S. operations.

14. Related party disclosures

During the six months ended June 30, 2026, the Group did not enter into any new related-party transactions with its key management personnel or with related entities other than the granting of a total of 384,000 service options to its Board, the granting of 1,993,750 service options to purchase ordinary shares, the granting of 477,500 RSUs to Immatics’ key management personnel, who are members of the Executive Committee but not Directors and the commitment of a termination benefit of €0.3 million to key management personnel.

Edward Sturchio stepped down as the General Counsel and Corporate Secretary and Jim Pepin was appointed as General Counsel and Corporate Secretary on July 20, 2026.

15. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the unaudited interim condensed consolidated financial statements.

	Carrying amount per measurement category
	Financial assets as of June 30, 2026		Financial liabilities as of June 30, 2026
(Euros in thousands)	At fair value through profit or loss	At amortized cost	At fair value through profit or loss	At amortized cost	IFRS 7 not applicable and IFRS 16	June 30, 2026
Current/non-current assets
Cash and cash equivalents	—	232,459	—	—	—	232,459
Short-term deposits*	—	160,891	—	—	—	160,891
Accounts receivables	—	5,629	—	—	—	5,629
Other current/non-current assets*	—	3,657	—	—	29,839	33,496
Current/non-current liabilities
Accounts payables	—	—	—	33,155	—	33,155
Other current liabilities	—	—	—	50	5,614	5,664
Lease liabilities	—	—	—	—	14,606	14,606
Total	—	402,636	—	33,205	50,059

	Carrying amount per measurement category
	Financial assets as of December 31, 2025		Financial liabilities as of December 31, 2025
(Euros in thousands)	At fair value through profit or loss	At amortized cost	At fair value through profit or loss	At amortized cost	IFRS 7 not applicable and IFRS 16	December 31, 2025
Current/non-current assets
Cash and cash equivalents	—	345,918	—	—	—	345,918
Short-term deposits*	—	123,419	—	—	—	123,419
Accounts receivables	—	6,099	—	—	—	6,099
Other current/non-current assets*	—	2,388	—	—	28,034	30,422
Current/non-current liabilities
Accounts payables	—	—	—	18,832	—	18,832
Other current liabilities	—	—	—	50	5,557	5,607
Lease liabilities	—	—	—	—	15,635	15,635
Total	—	477,824	—	18,882	49,226

*“Short-term deposits” are classified within the line item “other financial assets”. Other current/non-current assets classified as financial instruments comprise mainly of deposits.

The book value of financial assets and liabilities other than lease liabilities represent a reasonable approximation of the fair value.

16. Earnings and Loss per Share

The Group reported basic and diluted loss per share during the three and six months ended June 30, 2026 and 2025. Basic earnings and loss per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period.

Diluted earnings and loss per share for the three and six months ended June 30, 2026 are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group, as well as from publicly traded Immatics Warrants. The Group’s equity awards for which the exercise price exceeds the Group’s weighted average share price for the three and six months ended June 30, 2026, are excluded from the calculation of diluted weighted average number of ordinary shares.

The Group was loss-making during the three and six months ended June 30, 2026 and June 30, 2025, respectively, therefore all instruments under the 2020, 2022, 2024 and 2025 Equity Plan are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding.

The 7,187,500 Immatics Warrants issued in 2020 expired on July 1, 2025.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Numerator:
Net loss	(62,492)	(70,348)	(120,306)	(110,204)
Adjustments of loss	—	—	—	—
Net loss available to common shareholders	(62,492)	(70,348)	(120,306)	(110,204)

Denominator:
Weighted average shares outstanding - Basic	136,680,065	121,552,940	135,673,812	121,551,570
Effect of potentially dilutive warrants / shares option	—	—	—	—
Weighted average shares outstanding - Diluted	136,680,065	121,552,940	135,673,812	121,551,570

Loss per share - Basic	(0.46)	(0.58)	(0.89)	(0.91)
Loss per share - Diluted	(0.46)	(0.58)	(0.89)	(0.91)

17. Commitments and contingencies

The statements regarding contingent liabilities and other financial liabilities described in the consolidated financial statements of the Group for the year ended December 31, 2025 have not materially changed.

18. Events occurring after the interim reporting period

In collaboration, Moderna and Immatics discovered a cancer antigen therapeutic candidate under the Database Program, incorporating targets identified using Immatics’ target discovery and validation platform and its bioinformatics and AI platform. The first patient in the clinical trial sponsored by Moderna was dosed in July, 2026, which marked a key clinical milestone and triggered a milestone payment to Immatics.

The Company evaluated subsequent events for recognition or disclosure through August 18, 2026 and did not identify additional material subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three and six month period ended June 30, 2026 and 2025 included in this interim report. You should also read our operating and financial review and prospects and our Consolidated Financial Statements for the year ended December 31, 2025, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 05, 2026 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company and the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most
PRAME indications and modalities. Our mission is to make a meaningful impact on the lives of patients with cancer and high unmet medical needs by producing novel, PRAME-directed immunotherapies that provide tangible clinical benefits. We strive to become an industry-leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing
PRAME immunotherapies for the benefit of cancer patients, our shareholders, our employees and our partners.

PRAME is an intracellular protein presented as a peptide on the surface of tumor cells by HLA molecules. The PRAME peptide can be targeted by T-cell receptors (“TCRs”) engineered by Immatics, thus overcoming the limitations of classical antibodies and
CAR T-cell therapies not able to access intracellular targets. Our PRAME franchise includes multiple product candidates, therapeutic modalities, indications and combination approaches: anzu-cel (anzutresgene autoleucel; IMA203) and IMA203CD8, both PRAME-directed cell therapies, and IMA402, a PRAME-directed bispecific. Combination approaches include IMA402 with immune checkpoint inhibitors, IMA402 with the MAGEA4/8-directed bispecific IMA401, and anzu-cel in combination with Moderna’s PRAME mRNA therapy designed to enhance the cell therapy response. Each modality targeting PRAME, cell therapy and bispecific, is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for the targeted cancer patient populations.

We are also driving innovation beyond PRAME with several proprietary and partnered preclinical product candidates targeting multiple indications.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim of making a meaningful impact on the lives of patients with cancer. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through payments from our collaboration partners.

We have assembled a team of 704 and 656 FTEs as of June 30, 2026 and December 31, 2025, respectively.

Through June 30, 2026 we have raised €1.6 billion cash and cash equivalents through licensing payments from our collaborators and through private placements and public offerings of securities. We hold cash and cash equivalents and other financial assets of €393.4 million as of June 30, 2026. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Our Strategy

Our mission is to deliver a meaningful impact on the lives of patients with cancer and unmet medical needs by producing novel, PRAME-directed immunotherapies that provide tangible clinical benefits. We seek to execute the following strategy to further this mission, reinforce our position as the global PRAME leader and maximize the value of our PRAME franchise:

•
Anzu-cel (IMA203) PRAME Cell Therapy: First Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is our lead PRAME cell therapy and is expected to be our first PRAME therapy to enter the market in advanced melanoma. The current addressable patient population for anzu-cel’s first target indications, second-line or later (2L) cutaneous melanoma as well as metastatic uveal melanoma, includes ~9,000 patients1. Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic melanoma who have received prior treatment with a PD-1 immune checkpoint inhibitor. Anzu-cel received FDA Orphan Drug Designation and FDA RMAT designation, which includes all benefits of FDA Breakthrough Therapy Designation. SUPRAME is designed to be an adequate and well-controlled clinical trial to generate the data supporting full regulatory approval of anzu-cel. The primary endpoint for SUPRAME is blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Key secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes measuring quality of life. Enrollment in SUPRAME, currently ongoing in North America and Europe, remains on track to complete required randomizations by year-end to support final analysis for the primary endpoint. The aggregate number of PFS events (progressive disease or death) in the SUPRAME trial is occurring more slowly than originally modeled. As a result, Immatics intends to replace the previously planned interim and final PFS analyses with a single streamlined final analysis, now based on a lower prespecified number of PFS events while maintaining a robust power of 90% for the primary endpoint. At the same time, Immatics intends to increase the statistical power for the secondary endpoint of OS by enrolling approximately 90 additional patients, bringing the total trial size to approximately 450 patients. This aims to further strengthen the commercial product profile of anzu-cel. The increased number of events needed for the final OS analysis has no impact on the timing of the final PFS analysis. These planned protocol amendments are based on feedback from the FDA following recent interaction with the agency, with whom Immatics continues to engage. The Company expects to disclose topline data from the final PFS analysis in the first half of 2027, followed by a BLA submission in 2027. The Company continues to build the commercial infrastructure for the anticipated launch of anzu-cel after obtaining BLA approval. A Phase 2 cohort to treat approximately 30 patients with uveal melanoma is ongoing and being conducted at select centers in the U.S. and Germany with expertise in uveal melanoma. Data from the ongoing single-arm Phase 1b trial as well as the Phase 2 cohort in metastatic uveal melanoma are intended to support a potential label expansion for anzu-cel following expected initial approval in unresectable or metastatic melanoma.

•
IMA203CD8 PRAME Cell Therapy: Expansion to all Advanced PRAME Cancers

IMA203CD8 is our PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its enhanced pharmacology profile, we intend to pursue the clinical development of this product with a tumor-agnostic approach, including gynecologic cancers (ovarian and uterine).

•
IMA402 PRAME Bispecific: Expansion to Earlier-Line PRAME Cancers

To expand the PRAME opportunity to earlier-line PRAME cancers, we are developing our off-the-shelf, next-generation, half-life extended TCR bispecific, IMA402, as monotherapy or in combination with standard of care, with a focus on melanoma and gynecologic cancers. In addition, we are exploring the combination of IMA402 PRAME bispecific with IMA401 MAGEA4/8 bispecific in squamous non-small cell lung cancer (sqNSCLC), and potentially other solid tumor indications.

•
Unlock the full potential of strategic collaborations.

We have entered strategic collaborations with key industry partners to maintain and expand our global PRAME leadership position and actively seek to enter additional partnerships. These collaborations enable us to develop transformative therapeutics through the combination of synergistic capabilities and technologies, while providing non-dilutive capital through upfront and potential milestone payments, as well as royalties.

(1) Refers to PRAME+/HLA-A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS and Moderna. Our revenue from collaboration agreements to date consists of upfront payments, milestone payments and reimbursement of research and development expenses.

Upfront payments allocated to the obligation to perform research and development services are initially recorded on our Consolidated Statement of Financial Position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “Critical Accounting Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In one of our two current revenue generating collaboration agreements, with BMS, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with Moderna in September 2023, the Group identified the following distinct performance obligations: initial early pre-clinical TCER targets (“Early TCER Activities”), one initial advanced pre-clinical TCER target from the TCER part (“Advanced TCER Activities”) and four distinct performance obligations which, due to their identical accounting treatment as license accesses, are jointly accounted for as if they were one performance obligation (“Database Activities”). During the year ended December 31, 2025, Immatics entered into an amendment to the Moderna master agreement to conduct a clinical trial for the Advanced TCER Activities, which is accounted for as a separate distinct performance obligation.

All collaboration agreements resulted in a total of €530.5 million of payments through June 30, 2026.

During the three and six months ended June 30, 2026, we received a €0.5 million milestone from our collaboration partner Moderna. During the year 2025, we achieved a €4.3 million ($5.0 million) milestone from our collaboration partner Moderna in December 2025, related to a contract modification.

Under each of our revenue generating collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. Since the achievement of such milestone events is subject to certain conditions outside the influence of the Company and other risk factors, future milestone revenue is considered a variable consideration that is currently uncertain.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners, following successful clinical trials and approval for sale. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel PRAME-directed immunotherapies to patients with cancer:

•
Anzu-cel (IMA203) PRAME Cell Therapy: First Market Entry in Advanced Melanoma;
•
IMA203CD8 PRAME Cell Therapy: Expansion to all Advanced PRAME Cancers;
•
IMA402 PRAME bispecific: Expansion to Earlier-Line PRAME Cancers; and
•
Unlock the full potential of strategic collaborations.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses may increase in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect our headcount may increase to support our continued
research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•
after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;
•
we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•
our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
•
contract manufacturing may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;
•
regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•
safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials of our TCR T-cell therapy or TCR bispecific candidates may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our TCR T-cell therapy or TCR bispecific product candidates for the treatment of solid tumors.
The clinical trials for our products under development may not be completed on schedule, the FDA, EMA or regulatory authorities in other countries may not view data generated from clinical trials that we designate as “pivotal” or “registration-enabling” as sufficient support regulatory approval, and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and the early stages of our commercial activities and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to the possible planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in personnel-related expenses and other expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of income and expenses from changes in fair value of warrant liability as well as both other financial income and other financial expenses. Our warrants are classified as liabilities recorded at fair value through profit or loss. The warrants expired on July 1, 2025 and have not been exercised during their lifetime. Other financial income results primarily from interest income and foreign exchange gains. Other financial expenses consist of interest expenses related to lease liabilities and foreign exchange losses.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2026 and June 30, 2025

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	9,144	4,737	16,756	23,318
Research and development expenses	(62,411)	(45,106)	(121,597)	(87,014)
General and administrative expenses	(13,937)	(12,780)	(28,450)	(24,847)
Other income	—	22	24	41
Operating result	(67,204)	(53,127)	(133,267)	(88,502)
Change in fair value of liabilities for warrants	—	133	—	1,730
Other financial income	4,802	4,421	13,341	10,685
Other financial expenses	(364)	(22,776)	(602)	(36,113)
Financial result	4,438	(18,222)	12,739	(23,698)
Loss before taxes	(62,766)	(71,349)	(120,528)	(112,200)
Taxes on income	274	1,001	222	1,996
Net loss	(62,492)	(70,348)	(120,306)	(110,204)
Net loss per share:
Basic	(0.46)	(0.58)	(0.89)	(0.91)
Diluted	(0.46)	(0.58)	(0.89)	(0.91)

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Moderna, United States	6,488	3,795	13,913	18,197
BMS, United States	2,656	942	2,843	5,121
Total	9,144	4,737	16,756	23,318

Our revenue from collaboration agreements increased by €4.4 million from €4.7 million for the three months ended June 30, 2025 to €9.1 million for the three months ended June 30, 2026. Under our collaboration agreement with Moderna revenue increased from €3.8 million for the three months ended June 30, 2025 to €6.5 million for the three months ended June 30, 2026. For our collaboration with BMS revenue increased from €0.9 million for the three months ended June 30, 2025 to €2.7 million for the three months ended June 30, 2026. For both, the increase is primarily attributable to a higher proportion of costs incurred relative to the overall project budget within the quarter.

Our revenue from collaboration agreements decreased by €6.5 million from €23.3 million for the six months ended June 30, 2025 to €16.8 million for the six months ended June 30, 2026. Under our collaboration agreement with Moderna revenue decreased from €18.2 million during the six months ended June 30, 2025 to €13.9 million during the six months ended June 30, 2026. Revenue decreased for our collaboration with BMS from €5.1 million during the six months ended June 30, 2025 to €2.8 million during the six months ended June 30, 2026. For both, the decrease is primarily attributable to a lower proportion of costs incurred relative to the overall project budget during the six months ended June 30, 2026.

Other than the achieved milestone of €0.5 million from our collaboration partner Moderna in June 2026, we did not achieve any material milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Direct external research and development expenses by program:
TCR T-cell therapy Programs	(23,954)	(11,007)	(47,931)	(20,976)
TCR Bispecific Programs	(4,641)	(4,653)	(8,237)	(7,779)
Other programs	(631)	(916)	(1,144)	(1,461)
Sub-total direct external expenses	(29,226)	(16,576)	(57,312)	(30,216)
Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(22,053)	(17,507)	(41,238)	(34,802)
Share-based compensation expenses	(3,050)	(2,066)	(6,191)	(4,221)
IP expenses	(491)	(725)	(945)	(1,371)
Facility and depreciation	(3,522)	(2,729)	(7,389)	(5,890)
Other indirect expenses	(4,069)	(5,503)	(8,522)	(10,514)
Sub-total indirect expenses	(33,185)	(28,530)	(64,285)	(56,798)
Total	(62,411)	(45,106)	(121,597)	(87,014)

Direct external research and development expenses for our TCR T-cell therapy Programs increased from €11.0 million for the three months ended June 30, 2025 to €24.0 million for the three months ended June 30, 2026. This increase mainly resulted from increased activities in our clinical trials for anzu-cel (IMA203), predominantly for SUPRAME and to a lesser extent for Uveal Melanoma. Direct external research and development expenses for our TCR bispecific programs were €4.6 million for the three months ended June 30, 2026, compared to €4.7 million for the three months ended June 30, 2025. Expenses for our TCR bispecific programs are related to our continued development of IMA402 and IMA401.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements decreased from €0.9 million for the three months ended June 30, 2025 to €0.6 million for the three months ended June 30, 2026.

Direct external research and development expenses for our TCR T-cell therapy Programs increased from €21.0 million for the six months ended June 30, 2025 to €47.9 million for the six months ended June 30, 2026. This increase mainly resulted from increased activities in our clinical trials for anzu-cel (IMA203), predominantly for SUPRAME and to a lesser extent for Uveal Melanoma. Direct external research and development expenses for our TCR bispecific programs increased from €7.8 million for the six months ended June 30, 2025 to €8.2 million for the six months ended June 30, 2026. This increase mainly resulted from increased clinical trial activities related to our continued development of IMA402 and IMA401.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements decreased from €1.5 million for the six months ended June 30, 2025 to €1.1 million for the six months ended June 30, 2026.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facilities and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €17.5 million for the three months ended June 30, 2025 to €22.1 million for the three months ended June 30, 2026. This increase resulted from our headcount growth due to our increased research and development activities particularly clinical trials. Share-based compensation expenses increased from €2.1 million for the three months ended June 30, 2025 to €3.1 million for the three months ended June 30, 2026. The increase is mainly related to the vesting of grants issued during the first quarter. IP expenses decreased from €0.7 million for the three months ended June 30, 2025 to €0.5 million for the three months ended June 30, 2026. Facility and depreciation expenses increased from €2.7 million for the three months ended June 30, 2025 to €3.5 million for the three months ended June 30, 2026. This increase is mainly related to increased maintenance on our manufacturing facility. Other indirect expenses decreased from €5.5 million for the three months ended June 30, 2025 to €4.1 million for the three months ended June 30, 2026.

Personnel-related expenses increased from €34.8 million for the six months ended June 30, 2025 to €41.2 million for the six months ended June 30, 2026. This increase resulted from our headcount growth due to our increased research and development activities particularly clinical trials. Share-based compensation expenses increased from €4.2 million for the six months ended June 30, 2025 to €6.2 million for the six months ended June 30, 2026. The increase is mainly related to the vesting of grants issued during the six months ended June 30, 2026. IP expenses decreased from €1.4 million for the six months ended June 30, 2025 to €0.9 million for the six months ended June 30, 2026. Facility and depreciation expenses increased from €5.9 million for the six months ended June 30, 2025 to €7.4 million for the six months ended June 30, 2026. This increase is mainly related to increased maintenance on our manufacturing facility. Other indirect expenses decreased from €10.5 million for the six months ended June 30, 2025 to €8.5 million for the six months ended June 30, 2026.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Personnel related (excluding share-based compensation)	(5,504)	(4,583)	(10,160)	(8,990)
Share-based compensation expenses	(2,018)	(2,075)	(4,786)	(4,250)
Professional and consulting fees	(2,884)	(2,686)	(5,921)	(4,227)
Other external general and administrative expenses	(3,531)	(3,436)	(7,583)	(7,380)
Total	(13,937)	(12,780)	(28,450)	(24,847)

Share-based compensation expenses decreased from €2.1 million for the three months ended June 30, 2025 to €2.0 million for the three months ended June 30, 2026.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €4.6 million for the three months ended June 30, 2025 to €5.5 million for the three months ended June 30, 2026. The increase primarily reflects increased engagement in commercialization preparation activities for anzu-cel (IMA203).

Professional and consulting fees increased from €2.7 million for the three months ended June 30, 2025 to €2.9 million for the three months ended June 30, 2026. The increase primarily reflects increased engagement in commercialization preparation activities for anzu-cel (IMA203).

Other external expenses increased from €3.4 million for the three months ended June 30, 2025 to €3.5 million for the three months ended June 30, 2026. The increase in other expenses mainly resulted from increased software expenses.

Share-based compensation expenses increased from €4.3 million for the six months ended June 30, 2025 to €4.8 million for the six months ended June 30, 2026. The increase is mainly related to the grants issued during the six months ended June 30, 2026.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €9.0 million for the six months ended June 30, 2025 to €10.2 million for the six months ended June 30, 2026. The increase primarily reflects increased engagement in commercialization preparation activities for anzu-cel (IMA203).

Professional and consulting fees increased from €4.2 million for the six months ended June 30, 2025 to €5.9 million for the six months ended June 30, 2026. The increase primarily reflects increased engagement in commercialization preparation activities for anzu-cel (IMA203).

Other external expenses increased from €7.4 million for the six months ended June 30, 2025 to €7.6 million for the six months ended June 30, 2026. The increase in other expenses mainly resulted from increased software expenses.

Change in Fair Value of Warrant Liabilities

There were 7,187,500 warrants outstanding as of June 30, 2025, which were classified as financial liabilities through profit or loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The Company’s public warrants expired on July 1, 2025, without any being exercised during their lifetime. As a result, the related warrant liabilities were derecognized from the Consolidated Statement of Financial Position on that date.

There was no impact on the Consolidated Statement of Profit or Loss nor Consolidated Statement of Financial Position for the three and six months ended June 30, 2026.

For the three and six months ended June 30, 2025, the fair value of the warrants decreased from €0.24 ($0.25) per warrant as of December 31, 2024 to €0.02 ($0.02) as of March 31, 2025 and decreased to €0.00 ($0.00) as of June 30, 2025. The result is a decrease in fair value of liabilities for warrants of €0.1 million and a corresponding income for the three months ended June 30, 2025 and a decrease in fair value of liabilities for warrants of €1.7 million and a corresponding income for the six months ended June 30, 2025.

Other Financial Income and Other Financial Expenses

Other financial income increased from €4.4 million for the three months ended June 30, 2025 to €4.8 million for the three months ended June 30, 2026. The increase mainly resulted from higher foreign exchange gains partially offset by lower interest income mainly due to lower interest rates and lower balances of cash and cash equivalents and other financial assets.

Other financial expenses decreased from €22.8 million for the three months ended June 30, 2025 to €0.4 million for the three months ended June 30, 2026. The decrease mainly resulted from lower foreign exchange losses.

Other financial income increased from €10.7 million for the six months ended June 30, 2025 to €13.3 million for the six months ended June 30, 2026. The increase mainly resulted from higher foreign exchange gains partially offset by lower interest income mainly due to lower interest rates and lower balances of cash and cash equivalents and other financial assets.

Other financial expenses decreased from €36.1 million for the six months ended June 30, 2025 to €0.6 million for the six months ended June 30, 2026. The decrease mainly resulted from lower foreign exchange losses.

Taxes on income

Taxes on income increased from a benefit of €1.0 million for the three months ended June 30, 2025 to a benefit of €0.3 million for the three months ended June 30, 2026. The income tax benefit during the three months ended June 30, 2026 and June 30, 2025, is mainly related to a decrease in temporary differences resulting in a decrease in deferred tax liability with a corresponding income. Immatics did not generate a taxable profit for the three months ended June 30, 2026 or for the three months ended June 30, 2025, correspondingly no current income tax was recognized.

Taxes on income increased from a benefit of €2.0 million for the six months ended June 30, 2025 to a benefit of €0.2 million for the six months ended June 30, 2026. The income tax benefit during the three months ended June 30, 2026 and June 30, 2025, is mainly related to a decrease in temporary differences resulting in a decrease in deferred tax liability with a corresponding income. Immatics did not generate a taxable profit for the six months ended June 30, 2026 or for the six months ended June 30, 2025, correspondingly no current income tax was recognized.

Liquidity and Capital Resources

Cash and cash equivalents decreased from €345.9 million as of December 31, 2025 to €232.5 million as of June 30, 2026.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Sources and Uses of Liquidity

We have incurred losses since inception, with the exception of the year ended December 31, 2022 and the year ended December 31, 2024. As of June 30, 2026, we had an accumulated deficit of €906.3 million.

We have funded our operations primarily from public offerings and private placements of our equity securities as well as upfront and other payments from collaboration agreements.

We have established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares. We filed a prospectus supplement and accompanying prospectus on March 27, 2025, relating to the ATM offering program with an aggregate offering price of $150 million. There were no sales under the ATM program during the three months ended June 30, 2026.

On March 12, 2026, the Group issued 2,500,000 ordinary shares according to the ATM offering program with Leerink Partners LLC with a price of €8.68 ($10.02) per ordinary share. The Group received gross proceeds of €21.6 million ($25.0 million) less transaction costs of €0.5 million ($0.6 million), resulting in an increase in share capital of €25.0 thousand and share premium of €21.1 million.

In the year ended December 31, 2025, we received €107.2 million ($125.0 million) gross proceeds less transaction costs of €7.0 million ($8.0 million) in connection with our public offering of 12,500,000 ordinary shares on December 8, 2025.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated development. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consists primarily of cash in banks and short-term deposits.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Six months ended June 30,
	2026	2025
	(Euros in thousands)
Net cash provided by / (used in):
Operating activities	(102,504)	(73,261)
Investing activities	(36,237)	111,056
Financing activities	20,305	(1,464)
Total	(118,436)	36,331

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies and in our clinical and preclinical development of our product candidates.

Our net cash outflow from operating activities for the six months ended June 30, 2026 was €102.5 million. This was comprised of a loss before tax of €120.5 million, net foreign exchange differences and expected credit losses of €6.9 million and other effects of €1.1 million, partially offset by non-cash charges from equity-settled share-based compensation expenses for employees of €11.0 million, a decrease in working capital of €9.2 million and depreciation and amortization charge of €5.8 million. The decrease in working capital mainly resulted from an increase in deferred revenue, accounts payables and other liabilities of €9.9 million and a decrease in accounts receivable of €0.6 million, partially offset by an increase in other assets and prepayments of €1.3 million.

Our net cash outflow from operating activities for the six months ended June 30, 2025 was €73.3 million. This was comprised of a loss before tax of €112.2 million, an increase in working capital of €11.9 million, a non-cash income of €1.7 million related to the change in fair value of the warrants, partially offset by net foreign exchange differences and expected credit losses of €34.2 million, non-cash charges from equity-settled share-based compensation expenses for employees of €8.5 million, depreciation and amortization charge of €6.1 million and other effects of €3.7 million. The increase in working capital mainly resulted from a decrease in deferred revenue, accounts payables and other liabilities of €15.5 million and an increase in other assets and prepayments of €0.3 million, partially offset by a decrease in accounts receivable of €3.9 million.

Investing Activities

Our net outflow of cash from investing activities for the six months ended June 30, 2026 was €36.2 million. This consisted primarily of cash paid in the amount of €140.2 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company and €1.5 million cash paid for new equipment and intangible assets, partially offset by cash received from maturity of short-term deposits of €105.5 million.

Our net inflow of cash from investing activities for the six months ended June 30, 2025 was €111.1 million. This consisted primarily of cash received from maturity of short-term deposits of €396.4 million, partially offset by cash paid in the amount of €280.7 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company and €4.6 million cash paid for new equipment and intangible assets.

Financing Activities

For the six months ended June 30, 2026, net cash received from financing activities amounted to €20.3 million.

On March 12, 2026, the Group issued 2,500,000 ordinary shares according to the ATM program with Leerink Partners LLC with a price of €8.68 ($10.02) per ordinary share. The Group received gross proceeds of €21.6 million ($25.0 million) less transaction costs of €0.5 million ($0.6 million), resulting in an increase in share capital of €25.0 thousand and share premium of €21.1 million and intends to use the net proceeds from this offering to fund the continued research and development of the Group’s pipeline, the manufacturing and production of product candidates and for working capital.

Additionally, the number of ordinary shares increased due to exercised share options from the Group’s equity incentive plan, resulting in an increase in share capital of €1 thousand and share premium of €0.6 million.

For the six months ended June 30, 2026 the Group paid €1.5 million for lease agreements.

For the six months ended June 30, 2025, the Group paid €1.5 million for lease agreements.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €906.3 million as of June 30, 2026. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for and, if approved, commercialize our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•
progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture TCR T-cell therapy and TCR bispecific product candidates for our ongoing, planned and potential future clinical trials;
•
time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;
•
time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

•
the sufficiency of our clinical trials and data to secure regulatory approval;
•
time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;
•
our ability to successfully commercialize our product candidates, if approved;
•
our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;
•
amount of sales and other revenues from product candidates that we may commercialize, any royalty or other payment obligations we have with respect to such sales (such as our tiered low single digit percentage to less than one percentage royalty obligation for certain of our product candidates), the selling prices for such potential products, and the availability of adequate third party coverage and reimbursement for patients;
•
sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;
•
cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;
•
terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;
•
cash requirements of any future acquisitions or the development of other product candidates;
•
costs of operating as a public company;
•
time and cost necessary to respond to technological, regulatory, political and market developments;
•
costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and
•
costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we will seek additional capital, which may be through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position.”

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for the three and six month period ended June 30, 2026 and 2025, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements in accordance with IFRS for the year ended December 31, 2025 and for the three and six month period ended June 30, 2026, respectively, required the use of estimates and assumptions by the management that affect the value of assets and liabilities – as well as contingent assets and liabilities – as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

Our material accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report filed with the Securities and Exchange Commission on March 5, 2026.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2026 and 2025 please refer to our Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2026.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits and accounts receivables. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from our operations.

The main risks arising from the Group’s financial instruments are market risk and liquidity risk. The Board reviews and agrees on policies for managing these risks as summarized below. The Group also monitors the market price risk arising from all financial instruments.

Interest rate risk

Our exposure of the Group to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits.

Regarding the assets and liabilities shown in the Consolidated Statement of Financial Position, the Group is currently not subject to interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables and short-term deposits. Our cash and cash equivalents and short-term deposits are denominated in euros and U.S. dollars and maintained with six financial institutions in Germany and two in the United States. Our accounts receivables are denominated in U.S. dollars.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the Consolidated Statement of Financial Position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. Dollars. We aim to match Euro cash inflows with Euro cash outflows and U.S. Dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €232.5 million as of June 30, 2026. Approximately 83% of our cash and cash equivalents were held in Germany, of which approximately 36% were denominated in Euros and 64% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have short-term deposits classified as Other financial assets denominated in Euros in the amount of €55.4 million and U.S. Dollars in the amount of €105.5 million as of June 30, 2026.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. As of the date of this Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.